                AS FILED WITH THE COMMISSION ON NOVEMBER 17, 1997
                                                          REGISTRATION NO. 333--
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                               ----------------

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                               ----------------
                        HERITAGE PROPANE PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)

                               ----------------

       DELAWARE                               8801 S. YALE AVENUE                 73-1493906
(State or other jurisdiction of                     SUITE 31           (I.R.S. Employer Identification No.)
incorporation or organization)                TULSA, OKLAHOMA 74137
                                                  (918) 492-7272
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                              H. MICHAEL KRIMBILL
                            CHIEF FINANCIAL OFFICER
                              8801 S. YALE AVENUE
                                   SUITE 310
                             TULSA, OKLAHOMA 74137
                                 (918) 492-7272
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

   LAWRENCE T. CHAMBERS, JR. ESQ.                         DAVID P. OELMAN, ESQ.
DOERNER, SAUNDERS, DANIEL & ANDERSON                     ANDREWS & KURTH L.L.P.
   320 S. BOSTON AVENUE, SUITE 500                     4200 TEXAS COMMERCE TOWER
       TULSA, OKLAHOMA 74103                              HOUSTON, TEXAS 77002

                            ------------------------

       Approximate date of commencement of proposed sale to the public:   From
time to time after the effective date of this Registration Statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.
[X]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                            ------------------

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================
                                                               Proposed maximum
                                                              aggregate offering            Amount of
    Title of each class of securities to be registered           price(1)                registration fee
-----------------------------------------------------------------------------------------------------------
Common Units  . . . . . . . . . . . . . . . . . . . . . .      $48,750,000                  $14,773
===========================================================================================================

(1) Pursuant to Rule 457(c) under the Securities Act, the offering price is estimated, solely for the purpose of determining the registration fee, using the average of the high and low prices reported on the New York Stock Exchange Composite Transactions Tape on November 12, 1997.

                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 (a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8
(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECRUITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 17, 1997

PROSPECTUS


                             2,000,000 COMMON UNITS

                        HERITAGE PROPANE PARTNERS, L.P.

                     REPRESENTING LIMITED PARTNER INTERESTS


       This Prospectus has been prepared for use in connection with the proposed offering and sale of up to an aggregate of 2,000,000 Common Units (the "Common Units") representing limited partner interests in Heritage Propane Partners, L.P. (the "Partnership"), which may be issued from time to time by the Partnership in connection with its acquisition of other businesses, properties or securities in business combination transactions in accordance with Rule 415 (a) (1) (viii) under the Securities Act of 1933, as amended (the "Securities Act"). It is expected that the terms of acquisitions involving the issuance by the Partnership of Common Units covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses, properties or securities to be acquired. Common Units issued in exchange for businesses, properties or securities in business combination transactions will be valued at prices reasonably related to market prices of the Common Units either at the time the terms of an acquisition are agreed upon or at or about the time of delivery of such Common Units.

       The Common Units are traded on the NYSE under the symbol "HPG." On November 14, 1997, the last reported sales price for the Common Units as reported on the New York Stock Exchange Composite Transactions tape was $25 per Common Unit.

       The Partnership will receive no portion of the proceeds of the sale of
the Common Units.   The Partnership will  pay the costs and expenses of the
registration and offering of the Common Units. No underwriting discounts or commissions will be paid in connection with the issuance of Common Units, although finder's fees may be paid with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an "underwriter" within the meaning of the Securities Act.

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF THE MATERIAL RISKS RELEVANT TO AN INVESTMENT IN THE COMMON UNITS OFFERED HEREBY.

  THESE  SECURITIES  HAVE NOT BEEN APPROVED OR  DISAPPROVED  BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES  COMMISSION,  NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.




The Date of this Prospectus is November           , 1997

                             AVAILABLE INFORMATION

       The Partnership has filed with the Securities and Exchange Commission (the "SEC") in Washington, D.C., a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits and schedules relating thereto for further information with respect to the Partnership and the securities offered by
this  Prospectus.   The Partnership  is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the SEC. Such reports and other information are available for inspection and copying at the SEC's public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may also be obtained from the SEC's Public Reference Section at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Units are traded on the NYSE, and such reports and other information may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10002. The SEC maintains an Internet Web Site that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of such Internet Web Site is http://www.sec.gov.

       The Partnership will furnish to record holders of Common Units within 120 days after the close of each fiscal year an annual report containing audited financial statements and a report thereon by its independent public accountants. The Partnership will also furnish each Unitholder with tax information within 90 days after the close of each taxable year of the Partnership.


                       INCORPORATION OF CERTAIN DOCUMENTS

       The Partnership's Annual Report on Form 10-K for the fiscal year ended August 31, 1997 (the "Form 10-K") is hereby incorporated herein by reference.

       The description of the Common Units which is contained in the Partnership's registration statement on Form 8-A (File No. 1-11727) filed pursuant to the Exchange Act on May 14, 1996, is incorporated herein by reference.

       All documents filed by the Partnership pursuant to Section 13(e), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering made hereby, shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

       The Partnership undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into this Prospectus. Written or oral requests for such copies should be directed to: Heritage Propane Partners, L.P., 8801 S. Yale Avenue, Suite 310, Tulsa, Oklahoma 74137 , Attention: H. Michael Krimbill, telephone
(918) 492-7272.

                                THE PARTNERSHIP

       Heritage Propane Partners, L.P. (The "Master Limited Partnership" or the "MLP"), a Delaware limited partnership, was formed in April of 1996. The MLP's activities are conducted through its subsidiary, Heritage Operating, L.P. (the "Operating Partnership" or the "OLP"). The MLP, with a 99% limited partner interest, is the sole limited partner of the Operating Partnership. The MLP and the OLP are together referred to herein as the "Partnership". The Operating Partnership accounts for nearly all of the MLP's consolidated assets, sales, and operating earnings. The Operating Partnership, a Delaware limited partnership, was formed in April of 1996, to acquire, own and operate the propane business and assets of Heritage Holdings, Inc. (the "Company", "Heritage", and "General Partner"). The Company's activities prior to the formation of the Partnership are generally included in the operating results of the Partnership described herein. The Company has retained a 1% general partner interest in the MLP and also holds a 1.0101% general partner interest in the Operating Partnership, representing a 2% general partner interest in the Partnership on a combined basis. As General Partner of the Partnership, the Company performs all management functions required for the Partnership.

       The Partnership believes it is the seventh largest retail marketer of propane in the United States, serving more than 220,000 active residential, commercial, industrial and agricultural customers from 132 district locations in 23 states. The Partnership's operations have been concentrated in large part in the western and southeastern regions of the United States, with expansion into the northeastern United States initiated in July 1996.

       The business of the Partnership, starting with the formation of Heritage in 1989, has grown primarily through acquisitions of retail propane operations and, to a lesser extent, through internal growth. Through August 31, 1997, 40 acquisitions had been completed for an aggregate purchase price of approximately $179 million. Volumes of propane sold to retail customers almost doubled from 63.2 million gallons for the fiscal year ended August 31, 1992 to
125.6 million gallons for the fiscal year ended August 31, 1997. Since August 31, 1997, the Partnership has acquired two additional propane companies.

       The Partnership believes that its competitive strengths include: (i) management's experience in identifying, evaluating and completing acquisitions,
(ii) operations that are focused in areas experiencing higher- than-average population growth, (iii) a low cost overhead structure and (iv) a decentralized operating structure and entrepreneurial workforce. These competitive strengths have enabled the Partnership to achieve levels of EBITDA per retail propane gallon that the Partnership believes are among the highest of any publicly traded propane partnership. The Partnership believes that as a result of its geographic diversity and district-level incentive compensation program, the Partnership has been able to reduce the effect of adverse weather conditions on EBITDA, including those experienced by Heritage during the warmer-than-normal winters of 1994-1995 and 1996-1997. The Partnership believes that its concentration in higher-than-average population growth areas provides it with a strong economic foundation for expansion through acquisitions and internal growth. The Partnership does not believe that it is significantly more vulnerable than its competitors to displacement by natural gas distribution systems because the majority of the Partnership's areas of operations are rural and their population growth tends to open business opportunities for the Partnership in more remote locations on their peripheries.


                               BUSINESS STRATEGY

       The Partnership's strategy is to expand its operations and increase its retail market share in order to increase the funds available for distribution to its Unitholders. The three critical elements to this strategy are described below.

       Acquisitions.  Acquisitions will be the principal means of growth for
the Partnership, as the retail propane industry   is mature and overall demand
for propane is expected to experience limited growth in the foreseeable future. The Partnership believes that the fragmented nature of the propane industry provides significant opportunities for growth through acquisition. Industry sources indicate that there are over 8,000 retail propane operations, of which the 10 largest comprise approximately 35% of industry sales. The Partnership follows a disciplined acquisition strategy that concentrates on companies (i) in geographic areas experiencing higher-than-average population growth, (ii) with a high percentage of sales to residential customers, (iii) with local reputations for quality service and (iv) with a high percentage of tank ownership. In addition, unlike many of its competitors, the Partnership attempts to capitalize on the reputations of the companies it acquires by maintaining local brand names, billing practices and employees, thereby creating a sense of continuity and minimizing customer loss. The Partnership also believes that this strategy has helped to make it an attractive buyer for many acquisition candidates from the seller's viewpoint.

       Through August 31, 1997, the Company had completed 40 acquisitions for an aggregate purchase price of approximately $179 million. The Partnership has completed two additional acquisitions since that time. Of the companies acquired, 11 represent "core acquisitions" with multiple plants in a specific geographic area, with the balance representing "blend-in companies" which operate in an existing area of Partnership operations. The Partnership will focus on acquisition candidates in its existing areas of operations, but will consider core acquisitions in other higher-than-average population growth areas in order to further reduce the impact on the Partnership's operations of adverse weather patterns in any one region. While the Partnership is currently evaluating numerous acquisition candidates, there can be no assurance that the Partnership will identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such businesses on economically acceptable terms, that any acquisition will not be dilutive to earnings and distributions or that any additional debt incurred to finance an acquisition will not affect the ability of the Partnership to make distributions to Unitholders.

       In order to facilitate the Partnership acquisition strategy, the Operating Partnership entered into a bank credit facility (the "Bank Credit Facility"). The Bank Credit Facility consists of a $35.0 million acquisition facility to be used for acquisitions and improvements and a $15.0 million working capital facility to be used for working capital and other general partnership purposes. The Partnership also has the ability to fund acquisitions through the issuance of additional partnership interests.

       Internal Growth. In addition to pursuing expansion through acquisitions, the Partnership has aggressively focused on internal growth at its existing district locations. The Partnership believes that, by concentrating its operations in areas experiencing higher-than-average population growth, it is well positioned to achieve internal growth by adding new customers. The Partnership also believes that its decentralized structure, in which operational decisions are made at the district and regional level, together with a bonus system that allocates a significant portion of a district's EBITDA in excess of budget to district employees, has fostered an entrepreneurial environment that has allowed the Partnership to achieve its high rates of internal growth. The Partnership believes that its rate of internal growth exceeds the average growth rate in the industry.

       Low Cost, Decentralized Operations. The Partnership focuses on controlling costs at the corporate and district levels. While the Partnership has realized certain economies of scale as a result of its acquisitions, it attributes its low overhead primarily to its decentralized structure. By delegating all customer billing and collection activities to the district level, the Partnership has been able to operate without a large corporate staff. Of the Partnership's 847 full-time employees as of August 31, 1997, only 39, or approximately 4%, were general and administrative. In addition, the Partnership's plant bonus system encourages district employees at all levels to control costs and expand revenues.

       As a result of the implementation of the strategy described above, the Partnership has achieved the retail sales volumes per fiscal year set forth below:


                                          1990    1991   1992   1993   1994   1995  1996   1997
                                          ----    ----   ----   ----   ----   ----  ----   ----
Retail Propane Gallons Sold (in millions)  37.5   48.2   63.2   73.4   79.7   98.3  118.2  125.6

                                THE COMMON UNITS


Securities Offered......................   2,000,000 Common Units from time to
                                             time in connection with the
                                             acquisition of other businesses,
                                             properties or securities in
                                             business combination transactions.

Distributions of Available Cash.........   The Partnership will distribute all
                                             of its Available Cash within 45
                                             days after the end of each quarter
                                             to the Unitholders of record on the
                                             applicable record date and to the
                                             General Partner.  "Available Cash"
                                             for any quarter will consist
                                             generally of all cash on hand at
                                             the end of such quarter, as
                                             adjusted for reserves.  The
                                             complete definition of Available
                                             Cash is set forth in the Amended
                                             and Restated Partnership Agreement
                                             of the Partnership (the
                                             "Partnership Agreement"), which is
                                             an exhibit to the Registration
                                             Statement of which this Prospectus
                                             forms a part of.  The General
                                             Partner has broad discretion in
                                             making cash disbursements and
                                             establishing reserves, thereby
                                             affecting the amount of Available
                                             Cash that will be distributed with
                                             respect to any quarter.  In
                                             addition, the terms of the
                                             Partnership's indebtedness require
                                             that certain reserves for the
                                             payment of principal and interest
                                             be maintained.  Available Cash will
                                             generally be distributed 98% to
                                             Unitholders and 2% to the General
                                             Partner except that if
                                             distributions of Available Cash
                                             from Operating Surplus exceed
                                             specified target levels ("Target
                                             Distribution Levels") in excess of
                                             the Minimum Quarterly Distribution,
                                             the General Partner will receive a
                                             percentage of such excess
                                             distributions that will increase to
                                             up to 50% of the excess
                                             distributions above the highest
                                             Target Distribution Level.

Distribution to Common and Subordinated
       Unitholders......................   The Partnership intends, to the
                                             extemt there is sufficient
                                             Available Cash from Operating
                                             Surplus, to distribute to each
                                             holder of Common Units at least the
                                             Minimum Quarterly Distribution of
                                             $0.50 per Common Unit per quarter.
                                             The Minimum Quarterly Distribution
                                             is not guaranteed and is subject to
                                             adjustment.

                                           With respect to each quarter
                                             during the Subordination Period,
                                             which will generally not end prior
                                             to May 31, 2001, the Common
                                             Unitholders will generally have the
                                             right to receive the Minimum
                                             Quarterly Distribution, plus any
                                             arrearages thereon ("Common Unit
                                             Arrearages"), before any
                                             distribution of Available Cash from
                                             Operating Surplus is made to the
                                             Subordinated Unitholders.  All of
                                             the 3,702,943 Subordinated Units
                                             outstanding are currently held by
                                             the General Partner.  This
                                             subordination feature will enhance
                                             the Partnership's ability to
                                             distribute the Minimum Quarterly
                                             Distribution on the Common Units
                                             during the Subordination Period.
                                             Subordinated Units will not accrue
                                            distribution arrearages. Upon
                                            expiration of the Subordination
                                            Period, Common Units will no longer
                                            accrue distribution arrearages.

Subordination Period....................   The Subordination Period will
                                             generally extend until the first
                                             day of any quarter beginning after
                                             May 31, 2001 in respect of which
                                             (i) distributions of Available Cash
                                             from Operating Surplus on the
                                             Common Units and the Subordinated
                                             Units with respect to each of the
                                             three consecutive four- quarter
                                             periods immediately preceding such
                                             date equaled or exceeded the sum of
                                             the Minimum Quarterly Distribution
                                             on all of the outstanding Common
                                             Units and Subordinated Units during
                                             such periods, (ii) the Adjusted
                                             Operating Surplus (as defined in
                                             the Partnership Agreement)
                                             generated during each of the three
                                             consecutive four-quarter periods
                                             immediately preceding such date
                                             equaled or exceeded the sum of the
                                             Minimum Quarterly Distribution on
                                             all of the outstanding Common Units
                                             and Subordinated Units and the
                                             related distribution on the general
                                             partner interest in the Partnership
                                             during such periods, and (iii)
                                             there are no outstanding Common
                                             Unit Arrearages. Upon expiration of
                                             the Subordination Period, all
                                             remaining Subordinated Units will
                                             convert into Common Units on a
                                             one-for-one basis and will
                                             thereafter participate pro rata
                                             with the other Common Units in
                                             distributions of Available Cash.

Early Conversion of Subordinated Units..   A portion of the Subordinated Units
                                             will convert into Common Units on
                                             the first day after the record date
                                             established for the distribution in
                                             respect of any quarter ending on or
                                             after (a) May 31, 1999 (with
                                             respect to one-quarter of the
                                             Subordinated Units) and (b) May 31,
                                             2000 (with respect to one-quarter
                                             of the Subordinated Units), in
                                             respect of which (i) distributions
                                             of Available Cash from Operating
                                             Surplus on the Common Units and the
                                             Subordinated Units with respect to
                                             each of the three consecutive
                                             four-quarter periods immediately
                                             preceding such date equaled or
                                             exceeded the sum of the Minimum
                                             Quarterly Distribution on all of
                                             the outstanding Common Units and
                                             Subordinated Units during such
                                             periods, (ii) the Adjusted
                                             Operating Surplus generated during
                                             each of the two consecutive
                                             four-quarter periods immediately
                                             preceding such date equaled or
                                             exceeded the sum of the Minimum
                                             Quarterly Distribution on all of
                                             the outstanding Common Units and
                                             Subordinated Units and the related
                                             distribution on the general partner
                                             interest in the Partnership during
                                             such periods, and (iii) there are
                                             no outstanding Common Unit
                                             Arrearages; provided, however, that
                                             the early conversion of the second
                                             tranche of Subordinated Units may
                                             not occur until at least one year
                                             following the early conversion of
                                             the first tranche of Subordinated
                                             Units.

Incentive Distributions................    If quarterly distributions of
                                             Available Cash exceed the Target
                                             Distribution Levels, the General
                                             Partner will receive distributions
                                             which are generally equal to 15%,
                                             then 25% and then 50% of the
                                             distributions of Available Cash
                                             that exceed such Target
                                             Distribution Levels.  The Target
                                             Distribution Levels are based on
                                             the amounts of Available Cash from
                                             Operating Surplus distributed that
                                             exceed distributions made with
                                             respect to the Minimum Quarterly
                                             Distribution and Common Unit
                                             Arrearages, if any.  The
                                             distributions to the General
                                             Partner described above that are in
                                             excess of its aggregate 2% general
                                             partner interest are referred to
                                             herein as the "Incentive
                                             Distributions."

Adjustment of Minimum Quarterly Distribution
       and Target Distribution Levels..    The Minimum Quarterly Distribution
                                             and the Target Distribution Levels
                                             are subject to downward adjustments
                                             in the event that the Unitholders
                                             receive distributions of Available
                                             Cash from Capital Surplus (as
                                             defined in the Partnership
                                             Agreement) or legislation is
                                             enacted or existing law is modified
                                             or interpreted by the relevant
                                             governmental authority in a manner
                                             that causes the Partnership to be
                                             treated as an association taxable
                                             as a corporation or otherwise
                                             taxable as an entity for federal,
                                             state or local income tax purposes.
                                             If, as a result of distributions of
                                             Available Cash from Capital
                                             Surplus, the Unitholders receive a
                                             full return of the initial public
                                             offering price of the Common Units
                                             and any unpaid Common Unit
                                             Arrearages, the distributions of
                                             Available Cash payable to the
                                             General Partner will increase to
                                             50% of all amounts distributed
                                             thereafter.

Partnership's Ability to Issue Additional
       Units...........................    The Partnership Agreement generally
                                             authorizes the Partnership to issue
                                             an unlimited number of additional
                                             limited partner interests and other
                                             equity securities of the
                                             Partnership for such consideration
                                             and on such terms and conditions as
                                             shall be established by the General
                                             Partner in its sole discretion
                                             without the approval of the
                                             Unitholders.  During the
                                             Subordination Period, however, the
                                             Partnership may not issue equity
                                             securities ranking prior or senior
                                             to the Common Units or an aggregate
                                             of more than 2,012,500 Common Units
                                             (excluding Common Units issued upon
                                             conversion of Subordinated Units or
                                             in connection with certain
                                             acquisitions (including the
                                             acquisitions made hereunder) or
                                             capital improvements or the
                                             repayment of certain indebtedness)
                                             or an equivalent number of
                                             securities ranking on a parity with
                                             the Common Units, without the
                                             approval of the holders of a Unit
                                             Majority.

Limited Call Right.....................    If at any time less than 20% of the
                                             issued and outstanding Common Units
                                             are held by persons other than the
                                             General Partner and its affiliates,
                                             the General Partner may purchase
                                             all of the remaining Common Units
                                             at a price generally equal to the
                                             then current market price of the
                                             Common Units.

Limited Voting Rights..................    Holders of Common Units will have
                                             only limited voting rights on
                                             matters affecting the Partnership's
                                             business.

Change of Management Provisions........    Any person or group (other than the
                                             General Partner or its affiliates)
                                             that acquires beneficial ownership
                                             of 20% or more of the Common Units
                                             will lose its voting rights with
                                             respect to all of its Common Units.
                                             In addition, if the General Partner
                                             is removed other than for Cause (as
                                             defined in the Partnership
                                             Agreement) and Units held by the
                                             General Partner and its affiliates
                                             are not voted in favor of such
                                             removal, (i) the Subordination
                                             Period will end and all outstanding
                                             Subordinated Units will immediately
                                             convert into Common Units on a
                                             one-for-one basis, (ii) any
                                             existing Common Units Arrearages
                                             will be extinguished and (iii) the
                                             General Partner will have the right
                                             to convert its general partner
                                             interests (and its right to receive
                                             Incentive Distributions) into
                                             Common Units or to receive cash in
                                             exchange for such interests. These
                                             provisions are intended to
                                             discourage a person or group from
                                             attempting to remove the current
                                             General Partner or otherwise change
                                             the management of the Partnership.
                                             The effect of these provisions may
                                             diminish the price at which the
                                             Common Units would trade under
                                             certain circumstances.

Removal and Withdrawal of the General
       Partner..........................   Subject to certain conditions, the
                                             General Partner may be removed upon
                                             the approval of the holders of at
                                             least 66 2/3% of the outstanding
                                             Units (including Units held by the
                                             General Partner and its affiliates)
                                             and the election of a successor
                                             general partner by the vote of the
                                             holders of not less than a Unit
                                             Majority.  A meeting of holders of
                                             the Common Units may be called only
                                             by the General Partner or by the
                                             holders of 20% or more of the
                                             outstanding Common Units.  The
                                             General Partner's ownership of the
                                             Subordinated Units effectively
                                             gives the General Partner the
                                             ability to prevent its removal.
                                             The General Partner has agreed not
                                             to voluntarily withdraw as general
                                             partner of the Partnership and the
                                             Operating Partnership prior to June
                                             30, 2006, subject to limited
                                             exceptions, without obtaining the
                                             approval of at least a Unit
                                             Majority and furnishing an Opinion
                                             of Counsel (as defined in the
                                             Partnership Agreement).

Distributions Upon Liquidation..........   In the event of any liquidation of
                                             the Partnership during the
                                             Subordination Period, the
                                             outstanding Common Units will be
                                             entitled to receive a distribution
                                             out of the net assets of the
                                             Partnership in preference to
                                             liquidating distributions on the
                                             Subordinated Units to the extent of
                                             their Unrecovered Capital (as
                                             defined in the Partnership
                                             Agreement) and any unpaid Common
                                             Unit Arrearages.  Under certain
                                             circumstances there may be
                                             insufficient gain for the holders
                                             of Common Units to fully recover
                                             all such amounts, even though there
                                             may be cash available for
                                             distribution to holders of
                                             Subordinated Units. Following
                                             conversion of the Subordinated
                                             Units into Common Units, all Units
                                             will be treated the same upon
                                             liquidation of the Partnership.

Listing................................    The Common Units have been approved
                                             for listing on the NYSE, subject to
                                             official notice of issuance.

NYSE Symbol............................    "HPG"

                                  RISK FACTORS

       A prospective recipient of Common Units offered hereby should carefully consider the following risk factors as well as the other information set forth in this Prospectus, before making a decision to accept the Common Units offered hereby.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Prospectus or incorporated by reference herein including statements regarding the cyclicality of the Company's industry, current and future industry conditions and the potential effects of such matters on the Company's business strategy, results of operations and financial position are forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements contained herein are reasonable, no assurance can be given that such expectations will prove to have been correct. Certain important factors that could cause actual results to differ materially from expectations ("Cautionary Statements") are stated herein in conjunction with the forward-looking statements or are included elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

Weather Conditions Affect the Demand for Propane

       Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of the Partnership rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is at its highest during the six-month heating season of October through March and is directly affected by the severity of the winter weather. Historically, approximately 66% of the Partnership's retail propane volume and in excess of 80% of the Partnership's EBITDA are attributable to sales during the peak heating season. Actual weather conditions can vary substantially from year to year, significantly affecting the Partnership's financial performance. Furthermore, variations in weather in one or more regions in which the Partnership operates can significantly affect the total volume of propane sold by the Partnership and the margins realized on such sales and, consequently, the Partnership's results of operations. Agricultural demand is also affected by weather during the harvest season as poor harvests reduce demand for propane used in crop drying.

The Partnership Will be Subject to Pricing and Inventory Risks

       The retail propane business is a "margin-based" business in which gross profits depend on the excess of sales prices over propane supply costs. Consequently, the Partnership's profitability will be sensitive to changes in wholesale propane prices. Propane is a commodity, and as such, its market price is subject to volatile changes in response to change in supply or other market conditions. The Partnership will have no control over these market conditions. Consequently, the unit price of propane purchased by the Partnership, as well as other propane marketers, can change rapidly over a short period of time. In general, product supply contracts permit suppliers to charge posted prices (plus transportation costs) at the time of delivery or the current prices established at major delivery points. Since rapid increases in the wholesale cost of propane may not be immediately passed on to customers, such increases could reduce the Partnership's gross profits. See --"The Retail Propane Business is Highly Competitive".

       Propane is readily available from numerous sources, including integrated international oil companies, independent refiners and independent wholesalers. The Partnership purchases propane from a variety of suppliers pursuant to supply contracts or on the spot market. In 1997, approximately 71% of the propane purchased by the Partnership was purchased from domestic suppliers with the remainder being procured from M-P Oils Partnership, a Canadian partnership in which the Partnership owns an indirect 60% interest. To the extent that the Partnership purchases propane from foreign (including Canadian) sources, its propane business will be subject to risks of disruption in foreign supply. The Partnership generally attempts to minimize inventory risk by purchasing propane on a short-term basis. However, the Partnership has on occasion purchased, and may in the future purchase, large volumes of propane during periods of low demand, which generally occur during the summer months, at the then current market price, for storage both at its service centers and in the Partnership's
major store facilities for future resale.   Because of the potential volatility
of propane prices, the market price for propane could fall below the price at which the Partnership purchased propane held in inventory, thereby adversely affecting gross margins or rendering sales from such inventory unprofitable.

The Retail Propane Business is Highly Competitive

       The Partnership's profitability is affected by the competition for customers among all participants in the retail propane business. The Partnership competes with other distributors of propane, including a number of large national and regional firms and several thousand small independent firms. Some of these competitors are larger or have greater financial resources than the Partnership. Should a competitor attempt to increase market share by decreasing prices, the Partnership's financial condition and results of operations could be materially adversely affected. Generally, warmer-than-normal weather further intensifies competition. The Partnership believes that its ability to compete effectively depends on the reliability of its service, its responsiveness to customers and its ability to maintain competitive retail prices.

The Retail Propane Business Faces Competition from Alternative Energy Sources

       Propane competes with other sources of energy, some of which are less costly for equivalent energy value. The Partnership competes for customers against suppliers of electricity, natural gas and fuel oil. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a significantly less expensive source of energy than propane. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in many areas that previously depended upon propane. Although propane is similar to fuel oil in certain applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other. In addition, the Partnership cannot predict the effect that the development of alternative energy sources might have on its operations.

The Partnership May Not Be Successful in Growing Through Acquisitions

       The retail propane industry is mature, and the Partnership foresees only limited growth in total retail demand for propane. Moreover, as a result of long-standing customer relationships that are typical in the retail propane industry, the inconvenience of switching tanks and suppliers and propane's higher cost than certain other energy sources, such as natural gas, the Partnership may experience difficulty in acquiring new retail customers, other than through acquisitions. Therefore, while the Partnership's business strategy includes opening new locations, adding new retail customers and retaining existing customers, the ability of the Partnership's propane business to grow will depend primarily upon its ability to acquire other retail propane distributors. There can be no assurance that the Partnership will identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such businesses on economically acceptable terms, that any acquisition will not be dilutive to earnings and distributions to the Unitholders or that any additional debt incurred to finance an acquisition will not affect the ability of the Partnership to make distributions to the Unitholders. The Partnership is subject to certain covenants in agreements governing its indebtedness that might restrict the Partnership's ability to incur indebtedness to finance acquisitions. In addition, to the extent that warm weather adversely affects the Partnership's operating and financial results, the Partnership's access to capital and its acquisition activities may be limited.

The Partnership Is Subject to Operating and Litigation Risks Which May Not Be Covered by Insurance

       The Partnership's operations are subject to all operating hazards and risks normally incidental to handling, storing and delivering combustible liquids such as propane. As a result, the Partnership has been, and is likely to continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. The Partnership will maintain insurance policies with insurers in such amounts and with such coverages and deductibles as it believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Partnership from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices.

The Partnership Will Be Dependent Upon Key Personnel

       The Partnership believes its success has been dependent to a significant extent upon the efforts and abilities of its senior management team. The failure of the Partnership to retain any of such executive offices could adversely affect the Partnership's operations. The Partnership maintains key man life insurance for James E. Bertelsmeyer in the amount of $5 million. The Partnership does not currently maintain key man insurance for any other members of its senior management team. The General Partner has entered into employment agreements (the "Employment Agreements") with Messrs. Bertelsmeyer, Mills, Darr and Krimbill (each an "Executive"). See "Directors and Executive Officers of the General Partner." The Employment Agreements have an initial term of five years ending June 1, 2001 for Mr. Bertelsmeyer and three years for each of Messrs. Mills, Darr and Krimbill, ending June 1, 1999, but will be automatically extended for successive one year periods, respectively, unless earlier terminated by the affirmative vote of at least a majority of the entire membership of the Board of Heritage upon a finding that a sufficient reason exists for such termination or by the Executive for any reason or otherwise terminated in accordance with the Employment Agreements.

Energy Efficiency and Technology Advances May Affect Demand

       The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane by retail customers. The Partnership cannot predict the materiality of the effect of future conservation measures or the effect that any technological advances in heating, conservation, energy generation or other devices might have on its operations.

RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

Cash Distributions Are Not Guaranteed and May Fluctuate with Partnership Performance

       Although the Partnership will distribute all of its Available Cash, there can be no assurance regarding the amounts of Available Cash to be generated by the Partnership. The actual amounts of Available Cash will depend upon numerous factors, including cash flow generated by operations, required principal and interest payments on the Partnership's debt, the costs of acquisitions (including related debt service payments), restrictions contained in the Partnership's debt instruments, issuances of debt and equity securities by the Partnership, fluctuations in working capital, capital expenditures, adjustments in reserves, prevailing economic conditions and financial, business and other factors, a number of which will be beyond the control of the Partnership and the General Partner. Cash distributions are dependent primarily on cash flow, including from reserves, and not on profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when the Partnership records losses and may not be made during periods when the Partnership records profits.

       The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common and Subordinated Units outstanding immediately before this offering and on the General Partner's aggregate 2% general partner interest is approximately $16.7 million ($9.0 million for the Common Units, $7.4 million for the Subordinated Units and $0.3 million for the aggregate 2% general partner interest).

The Partnership distributed the full Minimum Quarterly Distribution on all Common and Subordinated Units for fiscal year 1997.

       The Partnership Agreement gives the General Partner broad discretion in establishing reserves for the proper conduct of the Partnership's business that will affect the amount of Available Cash. Because the business of the Partnership is seasonal, the Partnership expects that it will make additions to reserves during certain of the Partnership's quarters in order to fund operating expenses, interest payments and cash distributions to partners with respect to other quarters. In addition, the Partnership is required to establish reserves in respect of future payments of principal and interest on approximately $120 million of notes which are currently outstanding (the "Notes") and any indebtedness under the Bank Credit Facility. The Notes and the Bank Credit Facility limit the Operating Partnership's ability to distribute cash to the Partnership. Distributions from the Operating Partnership is the Partnership's primary source of Available Cash. Any subsequent refinancing of the Notes, the Bank Credit Facility or any other indebtedness incurred by the Partnership may have similar restrictions, and the Partnership's ability to distribute cash may also be limited during the existence of defaults under any of the Partnership's debt instruments. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions to Unitholders by the Partnership.

Partnership Assumptions Concerning Future Operations and Weather May Not Be Realized

       The Partnership relies on certain assumptions concerning its operations, including the assumptions that normal weather conditions will prevail in the Partnership's operating areas, that the Partnership's operating margins and internal growth rates will remain constant, that the Partnership will consummate certain acquisitions and that market and overall economic conditions will not change substantially. Although the Partnership believes its assumptions are within a range of reasonableness, whether the assumptions are realized is not, in many cases, within the control of the Partnership and cannot be predicted with any degree of certainty. In the event that the Partnership's assumptions are not realized, the actual Available Cash from Operating Surplus generated by the Partnership could deviate substantially from that currently expected.

       Because a substantial portion of the Partnership's propane is used in the heating-sensitive residential and commercial markets, the temperatures realized in the Partnership's areas of operations, particularly during the six-month peak heating season, have a significant effect on the financial performance of the Partnership. In any given area, sustained above-normal temperatures will tend to result in reduced propane use, while sustained below-normal temperatures will tend to result in greater propane use.

       The Partnership believes that its assumptions concerning the weather are within a range of reasonableness as they are based on historical averages for the years 1961-1990 as published by the National Weather Service Climate Analysis Center for each measuring point in each of the Partnership's regions. However, there is a substantial risk that the Partnership's assumptions concerning the weather will not prove to be correct in any year or series of years. Actual weather conditions can vary substantially from historical averages and there can be no assurance that weather conditions in the future will not be warmer than weather conditions in the past. For example, the Partnership believes that during its eight years of existence, weather affecting its operations, measured on a Partnership-wide basis, has been warmer than normal. Should weather conditions in the Partnership's operating areas be warmer than the normal in the future, particularly during the October through March peak heating season, the Partnership's results of operations could be adversely affected.

The Partnership's Indebtedness May Limit the Partnership's Ability to Make Distributions and May Affect Operations

       As of August 31, 1997, the Partnership had outstanding $120 million in Notes and $37.2 million outstanding under the Bank Credit Facility. The Partnership may in the future incur additional indebtedness in order to finance acquisitions or for general business purposes, which could result in a significant increase in the Partnership's leverage. The Partnership has granted liens on substantially all of its properties to secure its existing indebtedness. If an event of default occurs, the lenders will have the right to foreclose on such collateral. The ability of the Partnership to make principal and interest payments depends on future performance, which performance is subject to many factors, a number of which will be outside the Partnership's control. The Notes and the Bank Credit Facility contain provisions relating to change in ownership. If such change in ownership provisions are triggered, such outstanding indebtedness may become due. In such event, there is no assurance that the Partnership would be able to pay the indebtedness. There is no restriction on the ability of the General Partner or its stockholders from entering into a transaction which would trigger such change in ownership provisions. The Notes and the Bank Credit Facility contain restrictive covenants that limit the ability of the Operating Partnership to distribute cash and to incur additional indebtedness. The payment of principal and interest on such indebtedness and the reserves required by the terms of the Partnership's indebtedness for the future payment thereof will reduce the cash available to make distributions on the Units. The Partnership's leverage also may adversely affect the ability of the Partnership to finance its future operations and capital needs, may limit ability to pursue acquisitions and other business opportunities and may make its results of operations more susceptible to adverse economic conditions.

The General Partner Manages and Operates the Partnership; Unitholders Will Have Certain Limits on their Voting Rights

       The operations of the Partnership are conducted through, and the operating assets are owned by, the Operating Partnership. The Partnership owns a 98.9899% limited partner interest in the Operating Partnership. The General Partner owns an aggregate 2% general partner interest in the Partnership and the Operating Partnership. The General Partner manages and operates the Partnership. The General Partner does not receive any management fee or other compensation in connection with its management of the Partnership, but is reimbursed at cost for all direct and indirect expenses incurred on behalf of the Partnership and all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner or its affiliates in connection with the operation of the Partnership's business. Unlike the holders of common stock in a corporation, holders of Common Units will have only limited voting rights on matters affecting the Partnership's business. Holders of Common Units will have no right to elect the General Partner on an annual or other continuing basis, and the General Partner may not be removed except pursuant to the vote of the holders of not less than 66 2/3% of the outstanding Units (including units owned by the General Partner and its affiliates) and the Partnership receives an Opinion of Counsel. Any such removal is also subject to the election of a successor general partner by the vote of the holders of not less than a Unit Majority. The General Partner's ownership of the Subordinated Units effectively gives the General Partner the ability to prevent its removal. As a result, holders of Common Units will have limited influence on matters affecting the operation of the Partnership, and third parties may find it difficult to attempt to gain control or influence the activities of the Partnership.

       The General Partner has agreed not to withdraw voluntarily as a general partner of the Partnership and the Operating Partnership prior to June 30, 2006 (with limited exceptions) without obtaining the approval of the holders of a Unit majority and furnishing an Opinion of Counsel.

The Partnership May Issue Additional Common Units thereby Diluting Existing Unitholders' Interests

       The Partnership has the authority to issue an unlimited number of additional Common Units or other equity securities for such consideration and on such terms and conditions as are established by the General Partner, in its sole discretion without the approval of the Unitholders. During the Subordination Period, however, the Partnership may not issue equity securities ranking prior or senior to the Common Units or an aggregate of more than 2,012,500 additional Common Units (excluding Common Units issued upon conversion of Subordinated Units or in connection with certain acquisitions (including those made hereunder) or capital improvements or the repayment of certain indebtedness) or an equivalent number of securities ranking on a parity with the Common Units without the approval of holders of a Unit Majority.
After the end of the Subordination Period, the Partnership may issue an unlimited number of limited partner interests of any type without the approval of the Unitholders. The Partnership Agreement does not give the holders of Common Units the right to approve the issuance by the Partnership of equity securities ranking junior to the Common Units at any time. Based on the circumstances of each case, the issuance of additional Common Units or securities ranking on a parity with the Common Units may dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Partnership.

       The conversion of some or all the Subordinated Units into Common Units will increase the Partnership's Minimum Quarterly Distribution obligation with respect to the Common Units while simultaneously reducing or eliminating the Minimum Quarterly Distribution obligation with respect to the Subordinated Units.

Change of Management Provisions

       The General Partner's ownership of Subordinated Units will preclude the removal of the General Partner without its consent. In addition, the Partnership Agreement contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the General Partner of the Partnership or otherwise change the management of the Partnership. If the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interests (including the right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests. Further, if any person or group (other than the General Partner or its affiliates) acquires beneficial ownership of 20% or more of any class of Units then outstanding, such person or group will lose voting rights with respect to all of its Units. In addition, the Partnership has substantial latitude in issuing equity securities without Unitholder approval. The Partnership Agreement also contains provisions limiting the ability of Unitholders to call meetings of Unitholders or to acquire information about the Partnership's operations as well as other provisions limiting the Unitholders' ability to influence the manner or direction of management. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances.

The General Partner Will Have a Limited Call Right with Respect to the Limited Partner Interests

       If at any time less than 20% of the then issued and outstanding limited partner interests of any class are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign to any of its affiliates or the Partnership, to acquire all, but not less than all, of the remaining limited partner interests of any class held by such unaffiliated persons at a price generally equal to the then-current market price of the limited partner interest of any class. As a consequence, a holder of Common Units may be required to sell his Common Units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale.

Cost Reimbursements and Fees Due to the General Partner May be Substantial

       Prior to making any distribution on the Common Units, the Partnership will reimburse the General Partner and its affiliates at cost for all expenses incurred on behalf of the Partnership. During fiscal 1997, approximately $28.7 million of expenses (primarily wages and salaries) were reimbursed by the Partnership to the General Partner. In addition, the General Partner and its affiliates may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the General Partner.

Unitholders May Not Have Limited Liability in Certain Circumstances; Liability for Return of Certain Distributions

       The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. If it were determined that the Partnership had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the Unitholders as a group to remove or replace the General Partner, to make certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted participation in the "control" of the Partnership's business, then the Unitholders could be held liable in certain circumstances for the Partnership's obligations to the same extent as a general partner. In addition, under certain circumstances a Unitholder may be liable to the Partnership for the amount of distribution for a period of three years from the date of the distribution.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

       Conflicts of interest could arise as a result of the relationships between the Partnership, on the one hand, and the General Partner and its affiliates on the other. The directors and officers of the General Partner have fiduciary duties to manage the General Partner in a manner beneficial to its stockholders. At the same time, the General Partner has fiduciary duties to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The duties of the General Partner, as general partner, to the Partnership and the Unitholders, therefore, may come into conflict with the duties of management of the General Partner to its stockholders.

       Such conflicts of interest might arise in the following situation, among others:

              (i) Decisions of the General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional Units and reserves in any quarter will affect whether or the extent to which there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in a given quarter. In addition, actions by the General Partner may have the effect of enabling the General Partner to receive distributions on the Subordinated Units or Incentive Distributions or hastening the expiration of the Subordination Period or the conversion of Subordinated Units into Common Units.

              (ii) The Partnership does not have any employees and relies solely on employees of the General Partner and its affiliates.

              (iii) Under terms of the Partnership Agreement, the Partnership will reimburse the General Partner and its affiliates for costs incurred in managing and operating the Partnership, including costs incurred in providing corporate staff and support services to the Partnership.

              (iv) Whenever possible, the General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto to have no recourse against the General Partner or its assets.

              (v) Any agreements between the Partnership and the General Partner and its affiliates will not grant to the holders of Common Units, separate and apart from the Partnership, the right to enforce the obligations of the General Partner and such affiliates in favor of the Partnership. Therefore, the General Partner, in its capacity as the general partner of the Partnership, will be primarily responsible for enforcing such obligations.

              (vi) Under the terms of the Partnership Agreement, the General Partner is not restricted from causing the Partnership to pay the General Partner or its affiliates for any services rendered on terms that are fair and reasonable to the Partnership or entering into additional contractual arrangements with any of such entities on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the General Partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

              (vii) The General Partner may exercise its right to call for and purchase Units as provided in the Partnership Agreement or assign such right to one of its affiliates or to the Partnership.

              (viii) The Partnership Agreement does not restrict the ability of affiliates of the General Partner to engage in any activities, except for the retail sale of propane to end users in the continental United States. The General Partner's affiliates may compete with the Partnership in other propane-related activities, such as trading, transportation, storage and wholesale distribution of propane. Furthermore, the Partnership Agreement provides that the General Partner and its affiliates have no obligation to present business opportunities to the Partnership.

TAX RISKS

Tax Treatment is Dependent on Partnership Status

       The availability to a Common Unitholder of the economic benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. Assuming the accuracy of certain factual matters as to which the General Partner and the Partnership have made representations, Andrews & Kurth L.L.P. ("Counsel") is of the opinion that, under current law, the Partnership will be classified as a partnership for federal income tax purposes. No ruling from the IRS as to classification has been or is expected to be requested. Instead, the Partnership intends to rely on such opinion of Counsel (which is not binding on the IRS). One of the representations of the Partnership on which the opinion of Counsel is based is that at least 90% of the Partnership's gross income for each taxable year in the future will be "qualifying income." Whether the Partnership will continue to be classified as a partnership in part depends, therefore, on the Partnership's ability to continue to meet this qualifying income test in the future.

       If the Partnership were classified as an association taxable as a corporation for federal income tax purposes, the Partnership would pay tax on its income at corporate rates, distributions would generally be taxed again to the Unitholders as corporate distributions, and no income, gains, losses or deductions would flow through to the Unitholders. Because a tax would be imposed upon the Partnership as an entity, the cash available for distribution to the holders of Common Units would be substantially reduced. Treatment of the Partnership as an association taxable as a corporation or otherwise as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the holders of Common Units and thus would likely result in a substantial reduction in the value of the Common Units.

       There can be no assurance that the law will not change so as to cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The Partnership Agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects the Partnership to taxation as a corporation or otherwise subjects the Partnership to entity-level taxation for federal, state or local income tax purposes, certain provisions of the Partnership Agreement will be subject to change, including a decrease in the Minimum Quarterly Distribution and the Target Distribution Levels to reflect the impact of such law on the Partnership.

No IRS Ruling With Respect to Tax Consequences

       No ruling has been requested from the IRS with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate "qualifying income" under Section 7704 of the Code or any other matter affecting the Partnership. Accordingly, the IRS may adopt positions that differ from Counsel's conclusions expressed herein. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of Counsel's conclusions, and some or all of such conclusions ultimately may not be sustained. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which the Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the Unitholders and the General Partner.

Tax Liability Exceeding Cash Distributions

       A Unitholder will be required to pay federal income taxes and, in certain cases, state and local income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership. There is no assurance that a Unitholder will receive cash distributions equal to his allocable share of taxable income from the Partnership or even the tax liability to him resulting from that income. Further, a holder of Common Units may incur a tax liability, in excess of the amount of cash received, upon the sale of his Common Units.

Ownership of Common Units by Tax-Exempt Organizations and Certain Other
Investors

       Investment in Common Units by certain tax-exempt entities, regulated investment companies, foreign persons and non-calendar year taxpayers, raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including individual retirement accounts (IRAs) and other retirement plans) from the ownership of a Common Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

Partners Limited to Calendar-Year Taxpayers

       Investment in Common Units is limited to calendar-year taxpayers. Any holder of a Common Unit who is not a calendar year taxpayer will not be admitted to the Partnership as a partner, will not be entitled to receive distributions or federal income tax allocations from the Partnership and may only transfer such interests to a purchaser or other transferee.

Deductibility of Losses

       In the case of taxpayers subject to the passive loss rules (generally, individual and closely held corporations), losses generated by the Partnership, if any, will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Passive losses which are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. Net passive income from the Partnership may be offset by unused Partnership losses carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

Tax Shelter Registration; Potential IRS Audit

       The Partnership is registered with the IRS as a "tax shelter". No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. The rights of a Unitholder owning less than a 1% profit interest in the Partnership to participate in the income tax audit process have been substantially reduced. Further, any adjustments in the Partnership's returns will lead to adjustments in the Unitholders' returns and may lead to audits of the Unitholders' returns and adjustments of items unrelated to the Partnership. Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such Unitholder's personal tax return.

Disposition of Common Units

       A Unitholder who sells Common Units will recognize gain or loss equal to the difference between the amount realized (including his share of Partnership nonrecourse liabilities) and his adjusted tax basis in such Common Units.
Thus, prior Partnership distributions in excess of cumulative net taxable income in respect of a Common Unit which decreased a Unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at a price greater than the Unitholder's tax basis in such Common Units, even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income.

Uniformity of Common Units and Nonconforming Depreciation Conventions

       Because the Partnership cannot match transferors and transferees of Common Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of Common Units must be maintained. To maintain uniformity and for other reasons, the Partnership has adopted certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury Regulations. A successful challenge of those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of Common Units and could have a negative impact on the value of the Common Units.

State, Local and Other Tax Considerations

       In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. A Unitholder may be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which the Partnership does business or owns property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each Unitholder to file all United States federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

Partnership Tax Information and Audits

       The Partnership will furnish each holder of Common Units with a Schedule K-1 that sets forth his allocable share of income, gains, losses and deductions. In preparing these schedules, the Partnership uses various accounting and reporting conventions and has adopted various depreciation and amortization methods. There is no assurance that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, the Partnership's tax return may be audited, and any such audit could result in an audit of a partner's individual tax return as well as increased liabilities for taxes because of adjustments resulting from the audit.

                          PRICE RANGE OF COMMON UNITS

       The Common Units are listed on the New York Stock Exchange, which is the principal trading market for such securities, under the symbol "HPG". The following table sets forth, for the periods indicated, the high and low sales prices per Common Unit, as reported on the New York Stock Exchange Composite Tape, and the amount of cash distributions paid per Common Unit.

                                                      PRICE RANGE          CASH
                                                  HIGH          LOW     DISTRIBUTION
                                                  ----          ---     ------------
1996 FISCAL YEAR

       Fourth Quarter Ended August 31, 1996       $20.625       $19.875    $0.353*

1997 FISCAL YEAR

       First Quarter Ended November 30, 1996      $21.375       $20.000    $0.500

       Second Quarter Ended February 28, 1997     $21.875       $19.875    $0.500

       Third Quarter Ended May 31, 1997           $21.375       $20.000    $0.500

       Fourth Quarter Ended August 31, 1997       $22.9375      $20.875    $0.500

* Prorated for the period between the closing of the Partnership's initial public offering ("IPO") on June 28, 1996 and the fourth quarter ended August 31, 1996.

       As of September 30, 1997, there were approximately 244 record holders of the Partnership's Common Units, representing approximately seven thousand individual common unitholders. The Partnership also has Subordinated Units, all of which are held by the General Partner, for which there is no established public trading market. The Partnership will distribute to its partners on a quarterly basis, all of its Available Cash in the manner described herein. Available Cash generally means, with respect to any quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the General

Partner to (i) provide for the proper conduct of the Partnership's business,
(ii) comply with applicable law or any Partnership debt instrument or other agreement, or (iii) provide funds for distributions to Unitholders and the General Partner in respect of any one or more of the next four quarters. Available Cash is more fully defined in the Partnership Agreement. The Partnership Agreement defines Minimum Quarterly Distributions as $0.50 per Unit for each full fiscal quarter. Distributions of Available Cash to the holder of the Subordinated Units are subject to the prior rights of the holders of the Common Units to receive Minimum Quarterly Distributions for each quarter during the subordination period, and to receive any arrearages in the distribution of Minimum Quarterly Distributions on the Common Units for prior quarters during the subordination period. The subordination period will not end earlier than June 1, 2001.

                                USE OF PROCEEDS

       All of the Common Units offered hereby may be issued from time to time by the Partnership in connection with the Partnership's acquisition of other businesses, properties or securities in business combination transactions. See "Plan of Distribution". The Partnership is from time to time engaged in ongoing discussions with respect to acquisitions, and expects to continue to pursue such acquisition opportunities actively. As of the date of this Prospectus, the Partnership does not have any agreements with respect to any material acquisitions but is involved in ongoing discussions with several companies and is continuing to assess these and other acquisition opportunities.

            DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER

       The following table sets forth certain information with respect to the executive officers and members of the Board of Directors of the General Partner. Executive officers and directors are elected for one-year terms.

       NAME                      POSITION WITH GENERAL PARTNER
       ----                      -----------------------------
James E. Bertelsmeyer       Chairman of the Board, Chief Executive Officer
                               and a Director of the General Partner

R. C. Mills                 Executive Vice President and Chief Operating Officer

G. A. Darr                  Vice President - Corporate Development

H. Michael Krimbill         Vice President and Chief Financial Officer,
                                Treasurer and Secretary

J. T. Atkins                Director of the General Partner

Bill W. Byrne               Director of the General Partner

J. Charles Sawyer           Director of the General Partner

       James E. Bertelsmeyer. Mr. Bertelsmeyer, age 55, has 22 years of experience in the propane industry, including six years as President of Buckeye Gas Products Company, at the time the nation's largest retail propane marketer. Mr. Bertelsmeyer has served as Chief Executive Officer of Heritage since its formation. Mr. Bertelsmeyer began his career with Conoco Inc. where he spent ten years in positions of increasing responsibility in the pipeline and gas products departments. Mr. Bertelsmeyer has been a Director of the National Propane Gas Association, (the "NPGA"), for the past 22 years, and is currently President Elect of the NPGA.

       R. C. Mills. Mr. Mills, age 60, has 39 years of experience in the propane industry. Mr. Mills joined Heritage in 1991 as Executive Vice President and Chief Operating Officer. Before coming to Heritage, Mr. Mills spent 25 years with Texgas Corporation and its successor, Suburban Propane, Inc. At the time he left Suburban in 1991, Mr. Mills was Vice President of Supply and Wholesale.

       G. A. Darr. Mr. Darr, age 64, has over 40 years of experience in the propane industry. Mr. Darr came to Heritage in June 1989, as Director of Corporate Development and was promoted to Vice President, Corporate Development in 1990. Prior to joining Heritage, Mr. Darr served for 10 years as Director of Corporate Development with CalGas Corporation and its successor, AmeriGas Propane, Inc. Mr. Darr began his career in the propane division of Phillips Petroleum Company. Mr. Darr is a Director of the NPGA.

       H. Michael Krimbill. Before joining Heritage in 1990 as Vice President and Chief Financial Officer, Mr. Krimbill, age 44, was Treasurer of Total Petroleum, Inc. ("Total"). Total was a publicly traded, fully-integrated oil company located in Denver, Colorado.

       J. T. Atkins. Mr. Atkins, age 40, is a managing director of Oppenheimer & Co., Inc., an investment banking firm. Prior to his joining Oppenheimer in July of 1995, Mr. Atkins held a similar position with the investment banking firm of Houlihan, Lokey, Howard & Zukin, Inc. Mr. Atkins was elected a Director October 1, 1996.

       Bill W. Byrne. Mr. Byrne, age 67, served as Vice President of Warren Petroleum Company, the gas liquids division of Chevron Corporation, from 1982-1992. Since that time Mr. Byrne has served as the principal of Byrne & Associates, L.L.C., a gas liquids consulting group based in Tulsa, Oklahoma. Mr. Byrne has been a Director of Heritage since 1992. Mr. Byrne is a past president and Director of the NPGA.

       J. Charles Sawyer. Mr. Sawyer, age 61, has served as President and Chief Executive Officer of Computer Energy, Inc., a provider of software to the propane industry, since 1981. Mr. Sawyer was formerly Chief Executive Officer of Sawyer Gas Co., a regional propane distributor that was purchased by Heritage in 1991. Mr. Sawyer has served as a Director of Heritage since 1991. Mr. Sawyer is a past president and Director of the NPGA.

                               TAX CONSIDERATIONS

       This section is a summary of material tax considerations that may be relevant to prospective Unitholders and, to the extent set forth below under "--Legal Opinions and Advice," expresses the opinion of Andrews & Kurth L.L.P., special counsel to the General Partner and the Partnership ("Counsel"), insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to the Partnership are references to both the Partnership and the Operating Partnership.

       No attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or the Unitholders. Moreover, the discussion focuses on Unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other Unitholders subject to specialized tax treatment (such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds). Accordingly, each prospective Unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of Common Units.

LEGAL OPINIONS AND ADVICE

       Counsel is of the opinion that, based on the accuracy of the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) the Partnership and the Operating Partnership will each be treated as a partnership, and (ii) owners of Common Units (with certain exceptions, as described in "--Limited Partner Status" below) will be treated as partners of the Partnership (but not the Operating Partnership). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel.

       Although no attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or prospective Unitholders, Counsel has advised the Partnership that, based on current law, the following is a general description of the principal federal income tax consequences that should arise from the ownership and disposition of Common Units and, insofar as it relates to matters of law and legal conclusions, addresses the material tax consequences to Unitholders who are individual citizens or residents of the United States.

       No ruling has been or will be requested from the Internal Revenue Service (the "IRS") with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate "qualifying income" under Section 7704 of the Code or any other matter affecting the Partnership or prospective Unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Thus, no assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the Unitholders and the General Partner. Furthermore, no assurance can be given that the treatment of the Partnership or an investment therein will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

       For the reasons hereinafter described, Counsel has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a Unitholder whose Common Units are loaned to a short seller to cover a short sale of Common Units (see "--Tax Treatment of Operations--Treatment of Short Sales"), (ii) whether a Unitholder acquiring Common Units in separate transactions must maintain a single aggregate adjusted tax basis in his Common Units (see "--Disposition of Common Units--Recognition of Gain or Loss"), (iii) whether the Partnership's monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "--Disposition of Common Units--Allocations Between Transferors and Transferees"), (iv) whether the Partnership's method for depreciating Section 743 adjustments is sustainable (see "--Tax Treatment of Operations--Section 754 Election") and (v) whether the allocations of recapture income contained in the Partnership Agreement will be respected for federal income tax purposes (see -- "Allocation of Partnership Income, Gain, Loss and Deduction").

PARTNERSHIP STATUS

       A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in his partnership interest.

       No ruling has been or will be sought from the IRS as to the status of the Partnership or the Operating Partnership as a partnership for federal income tax purposes. Instead the Partnership has relied on the opinion of Counsel that, based upon the Code, the regulations thereunder, published revenue rulings and court decisions, the Partnership and the Operating Partnership have been and will each be classified as a partnership for federal income tax purposes.

       In rendering its opinion with respect to periods beginning before January 1, 1997, Counsel relied on different factual matters which the General Partner believes are true. In rendering its opinion as to taxable years beginning after December 31, 1996, Counsel has relied on certain factual representations made by the Partnership and the General Partner. Such factual matters are as follows:

       (a) Neither the Partnership nor the Operating Partnership has and will elect to be treated as an association or corporation;

       (b) The Partnership and the Operating Partnership have been and will be operated in accordance with (i) all applicable partnership statutes, (ii) the applicable Partnership Agreement, and (iii) the description thereof in this Prospectus;

       (c) For each taxable year, more than 90% of the gross income of the Partnership will be (i) derived from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or (ii) other items of "qualifying income" within the meaning of Section 7704(d) of the Code; and

       (d) The General Partner has and will at all times act independently of the limited partners.

       Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Qualifying Income Exception") exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes interest (from other than a financial business), dividends and income and gains from the processing, transportation and marketing crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane and the transportation of propane and natural gas liquids. Based upon the representations of the Partnership and the General Partner and a review of the applicable legal authorities, Counsel is of the opinion that at least 90% of the Partnership's gross income will constitute qualifying income.

       If the Partnership fails to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), the Partnership will be treated as if it had transferred all of its assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which it fails to meet the Qualifying Income Exception) in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to Unitholders and the Partnership, so long as the Partnership, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, the Partnership would be treated as a corporation for federal income tax purposes.

       If the Partnership or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the Unitholders, and its net income would be taxed to the Partnership or the Operating Partnership at corporate rates.
In addition, any distribution made to a Unitholder would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits) or (in the absence of earnings and profits) a nontaxable return of capital (to the extent of the Unitholder's tax basis in his Common Units) or taxable capital gain (after the Unitholder's tax basis in the Common Units is reduced to zero). Accordingly, treatment of either the Partnership or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the Units.

       The discussion below is based on the assumption that the Partnership will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

       Unitholders who have become limited partners of the Partnership will be treated as partners of the Partnership for federal income tax purposes.
Counsel is also of the opinion that (a) assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners and (b) Unitholders whose Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as partners of the Partnership for federal income tax purposes. As there is no direct authority addressing assignees of Common Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Income, gain, deductions or losses would not appear to be reportable by a Unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a Unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. Furthermore, a purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Common Units unless the Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units.

       A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Common Units for federal income tax purposes. See "--Treatment of Operations--Treatment of Short Sales."

TAX CONSEQUENCES OF UNIT OWNERSHIP

       Treatment of Transfer of Property to the Partnership

       In general, no gain or loss will be recognized by a Unitholder upon a contribution of property to the Partnership for Units, except to the extent a Unitholder's share of liabilities assumed by the Partnership exceeds his tax basis in the contributed property immediately prior to such contribution.

       Flow-through of Taxable Income

       No federal income tax will be paid by the Partnership. Instead, each Unitholder will be required to report on his income tax return his allocable share of the income, gains, losses and deductions of the Partnership without regard to whether corresponding cash distributions are received by such Unitholder. Consequently, a Unitholder may be allocated income from the Partnership even if he has not received a cash distribution. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the taxable year of the Partnership ending with or within the taxable year of the Unitholder.

       Treatment of Partnership Distributions

       Distributions by the Partnership to a Unitholder generally will not be taxable to the Unitholder for federal income tax purposes to the extent of his tax basis in his Common Units immediately before the distribution. Cash distributions in excess of a Unitholder's tax basis generally will be considered to be gain from the sale or exchange of the Common Units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a Unitholder's share of the Partnership's liabilities for which no partner, including the General Partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that Unitholder. A decrease in a Unitholder's percentage interest in the Partnership because of the issuance by the Partnership of additional Units will decrease such Unitholder's share of nonrecourse liabilities of the Partnership,
and thus will result in a corresponding deemed distribution of cash.   To the
extent that Partnership distributions cause a Unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See "--Limitations on Deductibility of Partnership Losses."

       Basis of Common Units

       A Unitholder's initial tax basis for his Common Units will be the amount of cash he paid for the Common Units or the tax basis of any property contributed to the Partnership for his Common Units (increased by gain, if any, recognized on such contribution) plus his share of the Partnership's nonrecourse liabilities. That basis will be increased by his share of Partnership income and by any increases in his share of Partnership nonrecourse liabilities. That basis will be decreased (but not below zero) by distributions from the Partnership, by the Unitholder's share of Partnership losses, by any decrease in his share of Partnership nonrecourse liabilities and by his share of expenditures of the

Partnership that are not deductible in computing its taxable income and are not required to be capitalized. A limited partner will have no share of Partnership debt which is recourse to the General Partner, but will have a share, generally based on his share of profits, of Partnership debt which is not recourse to any partner. See "--Disposition of Common Units--Recognition of Gain or Loss."

       Limitations on Deductibility of Partnership Losses

       The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses generated by the Partnership will only be available to offset future income generated by the Partnership and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a Unitholder's income generated by the Partnership may be deducted in full when he disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation described below.

       The deduction by a Unitholder of his share of Partnership losses will be limited to the tax basis in his Units and, in the case of an individual Unitholder or a corporate Unitholder (if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), to the amount for which the Unitholder is considered to be "at risk" with respect to the Partnership's activities, if that is less than the Unitholder's tax basis. A Unitholder must recapture losses deducted in previous years to the extent that Partnership distributions cause the Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Unitholder's tax basis or at risk amount (whichever is the limiting factor) is subsequently increased. Upon the taxable disposition of a Unit, any gain recognized by a Unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss (above such gain) previously suspended by the at risk or basis limitations is no longer utilizable.

       Limitations on Interest Deductions

       The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a Unitholder's net passive income from the Partnership will be treated as investment income for this purpose. In addition, the Unitholder's share of the Partnership's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) the Partnership's interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION

       In general, if the Partnership has a net profit, items of income, gain, loss and deduction will be allocated among the General Partner and the Unitholders in accordance with their respective percentage interests in the Partnership. At any time that distributions are made to the Common Units and to the Subordinated Units, or that Incentive Distributions are made to the General Partner, gross income will be allocated to the recipients to the extent of such distribution. If the Partnership has a net loss, items of income, gain, loss and deduction will generally be allocated first, to the General

Partner and the Unitholders in accordance with their respective Percentage Interests to the extent of their positive capital accounts (as maintained under the Partnership Agreement) and, second, to the General Partner.

       As required by Section 704(c) of the Code and as permitted by Regulations thereunder, certain items of Partnership income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to the Partnership by the General Partner and any subsequent property contributor ("Contributed Property"). The effect of these allocations to a Unitholder contributing property to the Partnership will be that over time the Unitholder will recognize in income the difference between the Contributed Property's tax basis at the time of contribution and its fair market value at the time of contribution. In addition, certain items of recapture income will be allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some Unitholders. Finally, although the Partnership does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Partnership income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

       Regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Code to eliminate the difference between a partner's "book" capital account (credited with the fair market value of Contributed Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

       Counsel is of the opinion that, with the exception of the allocation of recapture income discussed above, allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction.

TAX TREATMENT OF OPERATIONS

       Accounting Method and Taxable Year

       The Partnership uses the fiscal year ending December 31 as its taxable year and has adopted the accrual method of accounting for federal income tax purposes. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the fiscal year of the Partnership ending within or with the taxable year of the Unitholder. In addition, a Unitholder who disposes of Units following the close of the Partnership's taxable year but before the close of his taxable year must include his allocable share of Partnership income, gain, loss and deduction in income for his taxable year with the result that he will be required to report in income for his taxable year his distributive share of more than one year of Partnership income, gain, loss and deduction. See "--Disposition of Common Units--Allocations Between Transferors and Transferees."

       Initial Tax Basis, Depreciation and Amortization

       The tax basis of the various assets of the Partnership will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The Partnership assets initially had an aggregate tax basis equal to the tax basis of the assets in the possession of the General Partner immediately prior to the formation of the Partnership. The Partnership's tax basis in assets contributed to the Partnership pursuant to this offering will equal such tax basis in the hands of the transferor. The federal income tax burden associated with the difference between the fair market value of property held by the Partnership and its tax basis immediately prior to this offering will be borne by partners holding interests in the Partnership prior to this offering and the federal income tax burden associated with the difference between the fair market value of property contributed to the Partnership pursuant to this offering and its tax basis at the time of contribution will be borne by the partners acquiring Units pursuant to this offering. See "--Allocation of Partnership Income, Gain, Loss and Deduction."

       If the Partnership disposes of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by the Partnership may be required to recapture such deductions as ordinary income upon a sale of his interest in the Partnership. See "--Allocation of Partnership Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

       Costs incurred in organizing the Partnership are being amortized over a period of 60 months. The costs incurred in promoting the issuance of Units (i.e. syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon termination of the Partnership. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized.

       Section 754 Election

       The Partnership has made the election permitted by Section 754 of the Code. The election is irrevocable without the consent of the IRS. The election generally permits the Partnership to adjust a Common Unit purchaser's (other than a Common Unit purchaser that purchases Common Units from the Partnership) tax basis in the Partnership's assets ("inside basis") pursuant to
Section 743(b) of the Code to reflect his purchase price. The Section 743(b) adjustment belongs to the purchaser and not to other partners. (For purposes of this discussion, a partner's inside basis in the Partnership's assets will be considered to have two components: (1) his share of the Partnership's tax basis in such assets ("common basis") and (2) his Section 743(b) adjustment to that basis.)

       Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation 1.197-2(g)(3) (none of which is expected to directly apply to a material portion of the Partnership's assets). See "--Uniformity of Units."

       The allocation of the Section 743(b) adjustment must be made in accordance with the Code. The IRS may seek to reallocate some or all of any
Section 743(b) adjustment not so allocated by the Partnership to goodwill which, as an intangible asset, would be amortizable over a longer period of time than the Partnership's tangible assets.

       A Section 754 election is advantageous if the transferee's tax basis in his Units is higher than such Units' share of the aggregate tax basis to the Partnership of the Partnership's assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of the Partnership's assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in such Units is lower than such Unit's share of the aggregate tax basis of the Partnership's assets immediately prior to the transfer. Thus, the fair market value of the Units may be affected either favorably or adversely by the election.

       The calculations involved in the Section 754 election are complex and will be made by the Partnership on the basis of certain assumptions as to the value of Partnership assets and other matters. There is no assurance that the determinations made by the Partnership will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the Partnership's opinion, the expense of compliance exceed the benefit of the election, the Partnership may seek permission from the IRS to revoke the Section 754 election for the Partnership. If such permission is granted, a subsequent purchaser of Units may be allocated more income than he would have been allocated had the election not been revoked.

       Alternative Minimum Tax

       Although it is not expected that the Partnership will generate significant tax preference items or adjustments, each Unitholder will be required to take into account his distributive share of any items of Partnership income, gain, deduction or loss for purposes of the alternative minimum tax. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.

           Valuation of Partnership Property and Basis of Properties

       The federal income tax consequences of the ownership and disposition of Units will depend in part on estimates by the Partnership of the relative fair market values, and determinations of the initial tax bases, of the assets of the Partnership. Although the Partnership may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made by the Partnership. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by Unitholders might change, and Unitholders might be required to adjust their tax liability for prior years.

       Treatment of Short Sales

       A Unitholder whose Units are loaned to a "short seller" to cover a short sale of Units may be considered as having disposed of ownership of those Units. If so, he would no longer be a partner with respect to those Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any Partnership income, gain, deduction or loss with respect to those Units would not be reportable by the Unitholder, any cash distributions received by the Unitholder with respect to those Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their Units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of Partnership interests. See also "--Disposition of Common Units--Recognition of Gain or Loss."

DISPOSITION OF COMMON UNITS

       Recognition of Gain or Loss

       Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the Unitholder's tax basis for the Units sold. A Unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of Partnership nonrecourse liabilities. Because the amount realized includes a Unitholder's share of Partnership nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from such sale.

       Prior Partnership distributions in excess of cumulative net taxable income in respect of a Common Unit which decreased a Unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at a price greater than the Unitholder's tax basis in such Common Unit, even if the price is less than his original cost.

       Should the IRS successfully contest the convention used by the Partnership to amortize only a portion of the Section 743(b) adjustment (described under "--Tax Treatment of Operations--Section 754 Election") attributable to an amortizable Section 197 intangible after a sale by the General Partner of Units, a Unitholder could realize additional gain from the sale of Units than had such convention been respected. In that case, the Unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention but believes such a contest by the IRS to be unlikely because a successful contest could result in substantial additional deductions to other Unitholders.

       Gain or loss recognized by a Unitholder (other than a "dealer" in Units) on the sale or exchange of a Unit will generally be taxable as capital gain or loss. Capital gain recognized on the sale of Units held for more than 18 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss (which could be substantial), however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by the Partnership. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the Unit and may be recognized even if there is a net taxable loss realized on the sale of the Unit. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

       The IRS has ruled that a partner who acquires interests in a Partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of Common Units, a Common Unitholder will be unable to select high or low basis Common Units to sell as would be the case with corporate stock. It is not clear whether the ruling applies to the Partnership because, similar to corporate stock, interests in the Partnership are evidenced by separate certificates. Accordingly, Counsel is unable to opine as to the effect such ruling will have on the Unitholders. A Unitholder considering the purchase of additional Common Units or a sale of Common Units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.

       The Taxpayer Relief Act of 1997 (the "TRA of 1997") affects the taxation of certain financial products and securities, including partnership interests by treating a taxpayer as having sold an "appreciated" partnership interest (one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value) if the taxpayer or related persons (i) enter into a short sale of, (ii) enter into an offsetting notional principal contract with respect to, (iii) enter into a futures or forward contract to deliver, (iv) or in the case of an appreciated financial position that is a short sale or offsetting notional principal or futures or forward contract, acquire, the same or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters in transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

       Allocations Between Transferors and Transferees

       In general, the Partnership's taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the Unitholders in proportion to the number of Units owned by each of them as of the opening of the principal national securities exchange on which the Common Units are then traded on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the Unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a Unitholder transferring Common Units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

       The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of Units. If this method is not allowed under the Treasury Regulations (or only applies to transfers of less than all of the Unitholder's interest), taxable income or losses of the Partnership might be reallocated among the Unitholders. The Partnership is authorized to revise its method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted under future Treasury Regulations.

       A Unitholder who owns Units at any time during a quarter and who disposes of such Units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of Partnership income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

       Notification Requirements

       A Unitholder who sells or exchanges Units is required to notify the Partnership in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Partnership is required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferee of a Unit will be required to furnish a statement to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the Unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

       Constructive Termination

       The Partnership and the Operating Partnership will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Partnership capital and profits within a 12-month period. Under regulations, a termination of the Partnership would result in a deemed transfer by the Partnership of its assets to a new partnership in exchange for an interest in the new partnership followed by a deemed distribution of interests in the new partnership to the Unitholders in liquidation of the Partnership. Under the TRA of 1997, electing large partnerships will not terminate by reason of the sale or exchange of interests in the partnership. A termination of the Partnership will also cause a termination of the Operating Partnership. A termination of the Partnership will result in the closing of the Partnership's taxable year for all Unitholders. In the case of a Unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of the Partnership's taxable year may result in more than 12 months' taxable income or loss of the Partnership being includable in his taxable income for the year of termination. New tax elections required to be made by the Partnership, including a new election under Section 754 of the Code, must be made subsequent to a termination, and a termination could result in a deferral of Partnership deductions for depreciation. A termination could also result in penalties if the Partnership were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject the Partnership to, any tax legislation enacted prior to the termination.

       Entity-Level Collections

       If the Partnership is required or elects under applicable law to pay any federal, state or local income tax on behalf of any Unitholder or any General Partner or any former Unitholder, the Partnership is authorized to pay those taxes from Partnership funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, the Partnership is authorized to treat the payment as a distribution to current Unitholders. The Partnership is authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable.

Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

UNIFORMITY OF UNITS

       Because the Partnership cannot match transferors and transferees of Units, uniformity of the economic and tax characteristics of the Units to a purchaser of such Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.168-2(n). Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the Units. See "--Tax Treatment of Operations--Section 754 Election."

       The Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-1(a)(6) (neither of which is expected to directly apply to a material portion of the Partnership's assets) and Proposed Treasury Regulation 1.197-1(a)(3). See "--Tax Treatment of Operations--Section 754 Election." These positions are commonly taken by publicly traded partnerships. Nevertheless, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of Units might be affected, and the gain from the sale of Units might be increased without the benefit of additional deductions. See "--Disposition of Common Units-- Recognition of Gain or Loss."

       Tax-Exempt Organizations and Certain Other Investors

       Ownership of Units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts ("IRAs") and other retirement plans) are subject to federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

       A regulated investment Partnership or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources.
It is not anticipated that any significant amount of the Partnership's gross income will include that type of income.

       Non-resident aliens and foreign corporations, trusts or estates which hold Units will be considered to be engaged in business in the United States on account of ownership of Units. As a consequence they will be required to file federal tax returns in respect of their share of Partnership income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding, tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the Partnership may withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of the Partnership on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require the Partnership to change these procedures.

       Because a foreign corporation which owns Units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Partnership's income and gain (as adjusted for changes in the foreign corporation's "U.S. net equity") which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a "qualified resident." In addition, such a Unitholder is subject to special information reporting requirements under Section 6038C of the Code.

       Under a ruling of the IRS a foreign Unitholder who sells or otherwise disposes of a Unit will be subject to federal income tax on gain realized on the disposition of such Unit to the extent that such gain is effectively connected with a United States trade or business of the foreign Unitholder. Apart from the ruling, a foreign Unitholder will not be taxed upon the disposition of a Unit if that foreign Unitholder has held less than 5% in value of the Units during the five-year period ending on the date of the disposition and if the Units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

       Partnership Information Returns and Audit Procedures

       The Partnership intends to furnish to each Unitholder, within 90 days after the close of each fiscal year, certain tax information, including a Schedule K-1, which sets forth each Unitholder's share of the Partnership's income, gain, loss and deduction for the preceding Partnership taxable year.
In preparing this information, which will generally not be reviewed by counsel, the Partnership will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the Unitholder's share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The Partnership cannot assure prospective Unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the Units.

       The federal income tax information returns filed by the Partnership may be audited by the IRS. Adjustments resulting from any such audit may require each Unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the Unitholder's own return. Any audit of a Unitholder's return could result in adjustments of non-Partnership as well as Partnership items.

       Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the General Partner as the Tax Matters Partner of the Partnership.

       The Tax Matters Partner will make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to Partnership items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS unless that Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the Unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least a 1% interest in the profits of the Partnership and by the Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.

       A Unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on the Partnership's return. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties. Under the TRA of 1997, partners in electing large partnerships would be required to treat all Partnership items in a manner consistent with the Partnership return.

       Under the reporting provisions of the TRA of 1997, each partner of an electing large partnership takes into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities (such as portfolio income or loss); (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate.

       The TRA of 1997 also made a number of changes to the tax compliance and administrative rules relating to electing large partnerships. One provision would require that each partner in an electing large partnership, such as the Partnership, take into account his share of any adjustments to partnership items in the year such adjustments are made. Under prior law, adjustments relating to partnership items for a previous taxable year are taken into account by those persons who were partners in the previous taxable year. Alternatively, under the TRA of 1997, a partnership could elect to or, in some circumstances, could be required to directly pay the tax resulting from any such adjustments. In either case, therefore, Unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of Units. It is not expected that the Partnership will elect to have these provisions apply because of the cost of their application.

       Nominee Reporting

       Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of Units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Partnership.

       Registration as a Tax Shelter

       The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Partnership is not subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the General Partner, as a principal organizer of the Partnership, has registered the Partnership as a tax shelter with the Secretary of the Treasury in the absence of assurance that the Partnership will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed
if registration is required and not undertaken.   The IRS has issued the
following tax shelter registration number to the Partnership: 96234000014. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership must furnish the registration number to the Unitholders, and a Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Unit to furnish the registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Partnership on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by the Partnership is claimed or income of the Partnership is included. A Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure.
Any penalties discussed herein are not deductible for federal income tax purposes. Registration as a tax shelter may increase the risk of an audit.

       Accuracy-Related Penalties

       An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

       A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return
(i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. Certain more stringent rules apply to "tax shelters," a term that in this context does not appear to include the Partnership. If any Partnership item of income, gain, loss or deduction included in the distributive shares of Unitholders might result in such an "understatement" of income for which no "substantial authority" exists, the Partnership must disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

       A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

       In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider their potential impact on his investment in the Partnership. The Partnership owns property and conducts business in 23 states. A Unitholder will be required to file state income tax returns and to pay state income taxes in most of the states in which the Partnership does business or owns property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partnership has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require the Partnership, or the Partnership may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular Unitholder's income tax liability to the state, generally does not relieve the non-resident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. See "--Disposition of Common Units--Entity-Level Collections." Based on current law and its estimate of future Partnership operations, the General Partner anticipates that any amounts required to be withheld will not be material.

       It is the responsibility of each Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

                              PLAN OF DISTRIBUTION

       This Prospectus may be used by the Partnership for the offer and sale of up to 2,000,000 Common Units from time to time in connection with the acquisition of other businesses, properties or securities in business combination transactions. The consideration offered by the Partnership in such acquisitions, in addition to any Common Units offered by this Prospectus, may include assets, debt or other securities or assumption by the Partnership of liabilities of the business being acquired, or a combination thereof. The terms of acquisitions are typically determined by negotiations between the Partnership and the owners of the businesses, properties or securities to be acquired, with the Partnership taking into account the quality of management, the past and potential earning power and growth of the businesses, properties or securities to be acquired, and other relevant factors. Common Units issued to the owners of the businesses, properties or securities to be acquired are generally valued at a price reasonably related to the market value of the Common Units either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the Common Units.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

       A complete description of the Common Units which is contained in the Partnership's registration statement on Form 8-A (File No. 1-11727) under the Exchange Act filed on May 14, 1996 is incorporated herein by reference.

                          VALIDITY OF THE COMMON UNITS

       The validity of the Common Units is being passed upon by Andrews & Kurth L.L.P., Houston, Texas, as counsel for the Partnership.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

       The consolidated financial statements of the Partnership and its subsidiaries incorporated by reference in this Prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report, with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                                                HERITAGE PROPANE
                                                                  PARTNERS, L.P.





                                     2,000,000 COMMON UNITS REPRESENTING LIMITED
                                                               PARTNER INTERESTS





                                                                      PROSPECTUS





                                                               NOVEMBER   , 1997

                                    PART II

       All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus which forms a part of this Registration Statement.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following sets forth the estimated expenses and costs expected to be incurred in connection with the issuance and distribution of securities registered hereby. All of such costs will be borne by the Partnership.

       SEC Registration Fee..................................  $
       Printing and Engraving Costs..........................       5,000
       Legal Fees and Expenses...............................      20,000
       Accounting Fees and Expense...........................      10,000
       Transfer Agent and Registrar Fees and Expenses........       1,000
       Miscellaneous.........................................       1,000
                                                               ----------
              Total..........................................  $   37,000
                                                               ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Partnership Agreement provides that the Partnership will indemnify the General Partner, any Departing Partner, any person who is or was an Affiliate of the General Partner or any Departing Partner, and Person who is or was an officer, director, partner or trustee of the General Partner or any Departing Partner or any affiliate of the General Partner or any Departing Partner, or any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, partner, agent or trustee of another Person ("Indemnitees"), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint and several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as any of the foregoing; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership, and the General Partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification.
The Partnership is authorized to purchase (or to reimburse the General Partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such person against such liabilities under the provisions described above.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   Exhibit No.                      Description
   ----------                       -----------
   3.1*    Form of Agreement of Limited Partnership of Heritage Propane
           Partners, L.P.

   3.2*    Form of Agreement of Limited Partnership of Heritage Operating, L.P.

   3.3*    Certificate of Limited Partnership of Heritage Propane Partners, L.P.

   3.4*    Certificate of Limited Partnership of Heritage Operating, L.P.

   5.1 Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.

   8.1     Opinion of Andrews & Kurth L.L.P. relating to tax matters.

  10.1*    Form of Bank Credit Facility

10.1.3**   Third Amendment to Credit Agreement dated as of September 30, 1997

  10.2*    Form of Note Purchase Agreement

  10.3*    Form of Contribution, Conveyance and Assumption Agreement among
           Heritage Holdings, Inc., Heritage Propane Partners, L.P. and
           Heritage Operating, L.P.

  10.4*    1989 Stock Option Plan

  10.5*    1995 Stock Option Plan

  10.6*    Restricted Unit Plan

  10.7*    Unit Purchase Plan

  10.8*    Employment Agreement for R.C. Mills

  10.9*    Employment Agreement for G.A. Darr

 10.10*    Employment Agreement for H. Michael Krimbill

 10.11*    Employment Agreement for James E. Bertelsmeyer

 10.12*    Severance Plan for Executive Employees

 10.13*    Severance Plan for Management Employees

 10.14*    Severance Plan for General Employees

  21.1*    List of Subsidiaries of the Company

  23.1     Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1)

  23.2     Consent of Andrews & Kurth L.L.P. (included in Exhibit 8.1)

  23.3     Consent of Arthur Andersen LLP

  24.1 Powers of Attorney (included on the signature page contained in Part II of this Registration Statement)

  27.1**   Financial Data Schedule


* Incorporated by reference to the Registration Statement on Form S-1 (File No. 333-4018) of the Company.
** Incorporated by reference to the Annual Report on Form 10-K (File No. 1-11727) for the fiscal year ended August 31, 1997.

ITEM 17.  UNDERTAKINGS

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or 15 (d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference into the Registration Statement;

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to those securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tulsa, State of Oklahoma, on November 17, 1997


                                   HERITAGE PROPANE PARTNERS, L.P.

                                   BY:     HERITAGE HOLDINGS, INC.
                                           General Partner of Heritage Propane
                                           Partners, L.P.


                                   By:     /s/ James E. Bertelsmeyer
                                           -----------------------------------
                                           James E. Bertelsmeyer
                                           Chairman of the Board and
                                           Chief Executive Officer


                               POWER OF ATTORNEY

       KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James E. Bertelsmeyer and H. Michael Krimbill and each of them his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign, execute and file this registration statement under the Securities Act and any and all amendments (including, without limitation, post-effective amendments and any amendment or amendments or additional registration statements filed pursuant to Rule 462 under the Securities Act increasing the amount of securities for which registration is being sought) to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices or other documents necessary or advisable to comply with the applicable state security laws, and to file the same, together with other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or him or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                Signature                               Title                             Date
 /s/ James E. Bertelsmeyer                Chairman of the Board, Chief             November 17, 1997
 --------------------------------------   Executive Officer and Director
              James E. Bertelsmeyer       (Principal Executive Officer)


 /s/ J.T. Atkins                          Director                                 November 17, 1997
 --------------------------------------
              J.T. Atkins

 /s/ Bill W. Byrne                        Director                                 November 17, 1997
 --------------------------------------
              Bill W. Byrne


 /s/ J. Charles Sawyer                    Director                                 November 17, 1997
 --------------------------------------
            J. Charles Sawyer

 /s/ H. Michael Krimbill                  Vice President and Chief                 November 17, 1997
 --------------------------------------   Financial Officer (Principal
           H. Michael Krimbill            Financial and Accounting
                                          Officer)

                               INDEX TO EXHIBITS

   Exhibit No.                      Description
   ----------                       -----------
   3.1*    Form of Agreement of Limited Partnership of Heritage Propane
           Partners, L.P.

   3.2*    Form of Agreement of Limited Partnership of Heritage Operating, L.P.

   3.3*    Certificate of Limited Partnership of Heritage Propane Partners, L.P.

   3.4*    Certificate of Limited Partnership of Heritage Operating, L.P.

   5.1 Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.

   8.1     Opinion of Andrews & Kurth L.L.P. relating to tax matters.

  10.1*    Form of Bank Credit Facility

10.1.3**   Third Amendment to Credit Agreement dated as of September 30, 1997

  10.2*    Form of Note Purchase Agreement

  10.3*    Form of Contribution, Conveyance and Assumption Agreement among
           Heritage Holdings, Inc., Heritage Propane Partners, L.P. and
           Heritage Operating, L.P.

  10.4*    1989 Stock Option Plan

  10.5*    1995 Stock Option Plan

  10.6*    Restricted Unit Plan

  10.7*    Unit Purchase Plan

  10.8*    Employment Agreement for R.C. Mills

  10.9*    Employment Agreement for G.A. Darr

 10.10*    Employment Agreement for H. Michael Krimbill

 10.11*    Employment Agreement for James E. Bertelsmeyer

 10.12*    Severance Plan for Executive Employees

 10.13*    Severance Plan for Management Employees

 10.14*    Severance Plan for General Employees

  21.1*    List of Subsidiaries of the Company

  23.1     Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1)

  23.2     Consent of Andrews & Kurth L.L.P. (included in Exhibit 8.1)

  23.3     Consent of Arthur Andersen LLP

  24.1 Powers of Attorney (included on the signature page contained in Part II of this Registration Statement)

  27.1**   Financial Data Schedule


* Incorporated by reference to the Registration Statement on Form S-1 (File No. 333-4018) of the Company.
** Incorporated by reference to the Annual Report on Form 10-K (File No. 1-11727) for the fiscal year ended August 31, 1997.